EXHIBIT 99.1

Hydro's Nomination Committee's Proposal Completed

OSLO, Norway, Oct. 29, 2007 (PRIME NEWSWIRE) -- The nomination committee of Norsk Hydro ASA is proposing the following as members of the company's board of directors:

 Chair: Terje Vareberg (born in 1948) from Stavanger, managing director of
  Sparebank 1 SR-Bank.
 Deputy chair: Grete Faremo (1955) from Oslo, director for legal and corporate affairs in Microsoft Norway. She has been a member of Hydro's board since 2006.
 Board members: Finn Jebsen (1950) from Oslo, Heidi M. Petersen (1958)
  from Sandefjord, Bente Rathe (1954) from Trondheim and Svein Rennemo
  (1947) from Oslo.

The nomination committee's proposal is up for approval at a corporate assembly's meeting on November 8, with the board expected to commence its duties immediately. The board of directors is being proposed to sit for the period of office due to run until May 2010.

Biographies:

Terje Vareberg (1948), Stavanger. Vareberg, who has been managing director of Sparebank 1 SR-Bank since 1999, is a graduate of the Norwegian School of Economics and Business Administration. He worked for the Ministry of Trade and Industry and the Ministry of Petroleum before joining the refining and marketing division of Statoil, where he remained from 1979 to 1983. He was managing director of Agro Fellesslakteri from 1983 to 1989, before returning to Statoil, where he was executive vice president and a member of corporate management from 1989 to 1999. Vareberg has held a number of board positions in Norwegian industry and currently sits on the board of Sparebank 1 Gruppen, as well as being chair of the Norwegian Savings Bank Association.

Grete Faremo (1955), Oslo. Faremo has been a member of Hydro's board since 2006. She gained a law degree at Oslo University in 1978 and is currently director for legal and corporate affairs in Microsoft. Besides having wide Norwegian business experience, including a period as executive vice president of Storebrand from 1997 to 2003, Faremo has held a number of political appointments for the Norwegian Labour Party. From 1990 to 1992 she was Minister for Development Aid, from 1992 to 1996 she was Minister of Justice and in 1996 she was Minister of Petroleum and Energy. She was a member of Parliament from 1993 to 1997 and has also held a number of directorships and association committee appointments.

Bente Rathe (1954), Trondheim. Rathe is an independent businesswoman. She is a graduate of the Norwegian School of Economics and Business Administration and holds a master's degree in Business Administration from the University of Denver. Rathe started her career with E.A.Smith A/S of Trondheim, where she advanced to become deputy chief executive officer and director of finance. During the period from 1989 to 2002 she was part of of the corporate management of Forenede Forsikring -- the Gjensidige group and Gjensidige NOR, most recently as deputy CEO. She has held a number of board appointments in Norwegian industrial and financial enterprises, among them chair of the board of Petoro and member of the boards of Veritas and Statoil. She is currently member of the board of Kongsberg Automotive ASA and Svenska Handelsbanken AB, Sweden.

Heidi M. Petersen (1958), Sandefjord. Petersen is an independent businesswoman. She holds a cand. scient. degree from the University of Trondheim (now NTNU). In the period from 2000 to July 2007 she was managing director of Future Engineering AS and Ramboell Oil & Gas AS, Sandefjord (Future was sold to Ramboell Gruppen A/S in 2004). Petersen was employed in Kvaerner Oil & Gas from 1988 where she worked as an engineer, project manager and departmental manager engaged on offshore and land-based industrial assignments, until she became head of Kvaerner Oil & Gas AS in Sandefjord in 1997. Here she headed a management buy-out that led to the start-up of Future Engineering in 2000. Petersen has varied board experience of industrial, oil and gas-based operations, as well as of energy supply and financial enterprises. She currently chairs the board of Sandefjord Airport and is a member of the boards of Aker Kvaerner ASA, Glamox ASA, Ocean Heavy Lift ASA and Awilco Offshore ASA.

Finn Jebsen (1950), Oslo. Jebsen is an independent businessman. He is a graduate of the Norwegian School of Economics and Business Administration and holds a master's degree in Business Administration from the University of California, Los Angeles. He was employed by the Orkla group from 1980 onwards, becoming a member of the group's main management team in 1984. Jebsen was CEO of Orkla from 2001 to 2005. He currently holds the following appointments: chair of the board of Kongsberg Gruppen ASA, deputy chair of KLP and Cermaq ASA, and member of the board of Anders Wilhelmsen & Co As.

Svein Rennemo (1947), Oslo. Rennemo has been CEO of Petroleum Geo-Services ASA since 2002. He holds a degree in economics from Oslo University. On graduation he became an economic policy adviser at the Ministry of Finance, Norges Bank and the OECD Secretariat in Paris. He was employed by Statoil from 1982 to 1994 where, among other positions, he was director of economy and finance. He also discharged various duties within the company's downstream operations, most recently as managing director for the Petrochemicals division. During the period from 1994 to 2001 he was employed by Borealis, Copenhagen, initially as deputy CEO and CFO, then from 1997 as CEO. Rennemo chairs the board of Statnett SF and is a member of the board of Intopto AS.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, we are providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by us or on our behalf may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause our actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited t our continued ability to reposition and restructure our upstream and downstream Aluminium business; changes in availability and cost of energy and raw materials; global supply and demand for aluminium and aluminium products; world economic growth, including rates of inflation and industrial production; changes in the relative value of currencies and the value of commodity contracts; trends in Hydro's key markets and competition; and legislative, regulatory and political factors. For a detailed description of factors that could cause our results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of our Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
          Svein Steen Thomassen, Chair of Nomination Committee
            Cellular: +47 91333307
          Corporate Communication
          Inger Sethov
            +47 22532036
            Cellular: +47 95022359
            Inger.Sethov@hydro.com
          Investor Relations
          Stefan Solberg
            +47 22539280
            Cellular: +47 91727528
            Stefan.Solberg@hydro.com